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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)

                          Heartland Partners, L.P.
                              (Name of Issuer)

                     Class A Limited Partnership Units
                       (Title of Class of Securities)

                                422357 10 3
                               (CUSIP Number)

                              David S. Richter
                     Waveland Capital Management, L.P.
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 739-2138

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               April 1, 1998
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]



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 CUSIP NO.: 422357-10-3                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                   (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            Illinois

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              125,643
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    125,643

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         125,643 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.86%

14       TYPE OF REPORTING PERSON
         PN


                                                          Page 2 of 6 Pages

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 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                           Waveland Capital Management, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                   (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              125,643
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    125,643

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          125,643 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.86%

14       TYPE OF REPORTING PERSON
         PN

                                                          Page 3 of 6 Pages

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 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                        Clincher Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                   (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                           7        SOLE VOTING POWER


NUMBER OF                  8        SHARED VOTING POWER
SHARES                              125,643
BENEFICIALLY
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON                     10       SHARED DISPOSITIVE POWER
                                    125,643

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         125,643 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.86%

14       TYPE OF REPORTING PERSON
         CO

                                                            Page 4 of 6 Pages

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ITEM 4:           PURPOSE OF TRANSACTION.

         See Item 5 and Item 6 below.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting persons may be deemed to beneficially own 125,643 Units representing approximately 5.86% of the Units outstanding as of March 12, 1998 (as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1997).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units which are owned directly by Waveland.

         (c) In the past 60 days, Waveland effected the following open market purchases of Units:
                 Number of                  Average
                   Units                     Price
Date             Acquired                   Per Unit

2/17/98            2,000                    $ 15.250
2/24/98            9,800                    $ 15.125
2/25/98           19,085                    $ 15.250
3/09/98           16,500                    $ 16.000
3/11/98           13,000                    $ 15.625
3/17/98           20,000                    $ 15.750

         On April 1, 1998, Waveland contributed 57,946 Units to GEM Value Fund L.P. ("GEM") in exchange for an investment interest in GEM. As a result of this transaction, Waveland ceased to be the "beneficial owner" of such Units within the meaning of Rule 13d- 3 notwithstanding its continuing investment interest in GEM.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The reporting persons may from time to time in the future continue to acquire Units in open market transactions or otherwise.

                                                          Page 5 of 6 Pages

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                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 1998

                                 WAVELAND PARTNERS, L.P.
                                 By: Waveland Capital Management, L.P.
                                       Its: General Partner
                                        By: Clincher Capital Corporation
                                             Its: General Partner

                                             By: /s/ David S. Richter
                                                  David S. Richter, President

                                 WAVELAND CAPITAL MANAGEMENT, L.P.
                                 By: Clincher Capital Corporation
                                       Its: General Partner

                                       By: /s/ David S. Richter
                                            David S. Richter, President

                                 CLINCHER CAPITAL CORPORATION


                                 By: /s/ David S. Richter
                                      David S. Richter, President


                                                            Page 6 of 6 Pages